May 3, 2005

Mail Stop 0409 via U.S. Mail and Fax (203) 869-1034

Mr. Neal Ludeke
Chief Financial Officer
Wilder Richman Historic Properties II, LP
340 Pemberwick Road
Greenwich, CT 06831

RE:	Wilder Richman Historic Properties II, LP
	Form 8-K filed April 22, 2005
            File No. 0-17793

Dear Mr. Ludeke:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

1. Please file an amended 10-Q for the period ending November 30, 2004 stating that the financial statements for the three-month period ending November 30, 2004 have not been reviewed in accordance with
Article 10 (d) of Regulation S-X and should not be relied upon.
In
addition, state when you expect to file a reviewed 10-Q.
2. After the review has been performed please file an amended 10-Q for the period ending November 30, 2004 in accordance with Article 10
(d) of Regulation S-X.



We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

Please provide the supplemental information requested above within five business days from the date of this letter. The supplemental information should be filed as correspondence on EDGAR.

Any questions regarding the above should be directed to me at
(202)
551-3469.


						Sincerely,



						Thomas Flinn
						Staff Accountant

Wilder Richman Historic Properties II, LP
May 3, 2005


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